JIADE LIMITED

March 11, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Patrick Kuhn
Joel Parker
Rucha Pandit
Lilyanna Peyser

Re:	JIADE LIMITED
Amendment No. 2 to Registration Statement on Form F-1
Filed February 15, 2024
File No. 333-276283

Ladies and Gentlemen:

This letter is in response to the letter dated March 8, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to JIADE LIMITED (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement No. 3”) is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1

Rale Prospectus - Selling Shareholder, page 3

1. Please revise to disclose whether Ms. Suetmui Lee has had a material relationship with the registrant or any of its predecessors or affiliates within three years prior to the fling of the registration statement. Refer to Item 507 of Regulation S-K. Also revise to disclose when and under what circumstances the selling shareholder received its shares of the registrant that are intended to be part of the resale transaction, as well as whether the selling shareholder is a broker-dealer, affiliate of a broker-dealer, or otherwise in the business of underwriting securities.

In response to the Staff’s comments, we have revised our disclosure on page 3 of the Resale Prospectus of the Amended Registration Statement No. 3 to confirm that Ms. Suetmui Lee has not had a material relationship with the Company within the past three years. In addition, we have revised our disclosure on page 3 of the Resale Prospectus of the Amended Registration Statement No. 3 to disclose that on June 30, 2023, we entered into a share swap agreement with the selling shareholder, WISMASS INTERNATIONAL HOLDING LIMITED, to acquire 100% of the equity interests in WISMASS HK (as defined in the Public Offering Prospectus) from WISMASS INTERNATIONAL HOLDING LIMITED in exchange for 4,035,471 newly issued Ordinary Shares of the Company, through which WISMASS INTERNATIONAL HOLDING LIMITED holds 4,035,471 ordinary shares of the Company as of the date of this response letter. Furthermore, we have revised our disclosure on page 3 of the Resale Prospectus of the Amended Registration Statement No. 3 to confirm that the selling shareholder is not a broker-dealer, affiliate of a broker-dealer, or otherwise in the business of underwriting securities.

General

2. Please revise the prospectus cover page of the primary offering to disclose the number of shares being sold in the resale offering, and disclose on the prospectus cover page of the resale offering the number of shares being sold in the primary offering.

In response to the Staff’s comments, we have revised our disclosure on the cover page of the Public Offering Prospectus of the Amended Registration Statement No. 3 to disclose the number of shares being sold in the resale offering. In addition, we have revised our disclosure on the cover page of the Resale Prospectus of the Amended Registration Statement No. 3 to disclose the number of shares being sold in the primary offering.

Resale Prospectus Cover Page

3. We note the disclosure on the prospectus cover page of the resale offering that "[i]t is a condition to the closing of this offering that the Ordinary Shares qualify for listing on a national securities exchange," thereby indicating that sales in the resale offering will not take place until after the completion of your initial public offering and your listing. Please reconcile this with your disclosure on the prospectus cover page of the resale offering and in the Selling Shareholder's Plan of Distribution section that the selling shareholder "will sell at the price at which we sell Ordinary Shares in our public offering," and then sell at prevailing market prices "[o]nce, and if, our Ordinary Shares are listed on the Nasdaq...and there is an established market," as well as your disclosure on pages 1 and 3 of the resale prospectus that both offerings will take place "concurrently." Make conforming changes throughout the filing, as appropriate.

In response to the Staff’s comments, we have revised our disclosure on the cover page of the Resale Prospectus of the Amended Registration Statement No. 3 to clarify that the selling shareholder will not offer for sale the resale ordinary shares (the “Resale Shares”) covered by the Resale Prospectus until such time as the Company’s ordinary shares are listed on the Nasdaq Capital Market and the Resale Shares may be sold at prevailing market prices, prices related to prevailing market prices, or privately negotiated prices. In addition, we have revised our disclosure on pages 1 and 3 of the Resale Prospectus of the Amended Registration Statement No. 3 to conform to the above disclosure.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yuan Li
Name:	Yuan Li
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC